FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

        Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2004

ABBEY NATIONAL plc (Translation of registrant’s name into English)

Abbey National House, 2 Triton SquareLondon
NW1 3AN, England
 (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes . . . . . . . No . . .X. . . .

ABBEY ANNUAL GENERAL MEETING AT THE BARBICAN, LONDON
ON 22 APRIL 2004

RESULTS OF THE POLLS

	Summary of the resolution	For the resolution	Against the	Result
			resolution

1	To receive the Annual Report and Accounts for the year ended 31 December 2003 and the auditors' report on the accounts	585,342,321	1,740,409	Passed
2	To approve the Directors' Remuneration Report	505,410,454	54,751,126	Passed
3	To declare a Final Dividend of 16.67 pence for each ordinary share	589,141,402	776,608	Passed
4a	To elect Priscilla Vacassin as a director	579,945,127	5,258,559	Passed
4b	To elect Angus Porter as a director	580,190,344	5,012,949	Passed
4c	To elect Tony Wyatt as a director	580,240,838	4,965,995	Passed
4d	To elect Gerry Murphy as a director	582,174,193	5,131,154	Passed
4e	To elect Geoffrey Cooper as a director	582,596,672	4,703,440	Passed
5a	To re - elect Yasmin Jetha as a director	581,376,479	5,932,977	Passed
5b	To re - elect Mark Pain as a director	581,674,814	5,631,227	Passed
5c	To re - elect Leon Allen as a director	577,518,524	6,952,946	Passed
6	To re - appoint Deloitte & Touche LLP as our auditors	539,922,498	7,562,544	Passed
7	To authorise the directors to set the fees we pay to the auditors	576,379,224	8,839,476	Passed
8	To authorise the company and its subsidiary Abbey National Charitable Trust Limited to make donations to European Union (EU) political organisationsand incur EU political expenditure within specified limits	541,306,861	25,369,721	Passed
9	To renew the directors' authority to allot shares	580,352,584	6,411,006	Passed
10	To approve the Abbey Performance Share Plan	523,400,817	47,616,593	Passed
11	To renew the authority for the company to buy back its own ordinary shares	584,279,750	2,860,821	Passed
12a	To renew the authority for the company to buy back its own 8 5/8% sterling preference shares	584,651,438	2,665,860	Passed
12b	To renew the authority for the company to buy back its own 10 3/8% sterling preference shares	584,616,447	2,698,160	Passed
12c	To renew the authority for the company to buy back its own Series B dollar preference shares	584,668,945	2,647,311	Passed
13	To renew the directors' authority to allot equity securities for cash	581,574,245	5,585,074	Passed

Notes:

1.	Full details of the resolutions were set out in the Notice of the Annual General Meeting dated 25 February 2004.

2.	Resolutions 1 to 10 were Ordinary Resolutions. To be passed these required more than 50% of shareholders’ votes to be for the resolutions.

3.	Resolutions 11 to 13 were Special Resolutions. To be passed these required at least 75% of shareholders’ votes to be for the resolutions.

4.	Copies of all the resolutions passed have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Karen M Fortunato Company Secretary Abbey National plc 23 April 2004

Results compiled by Electoral Reform Services Ltd Independence House 33 Clarendon Road London N8 ONW Owen Thomas, Executive Director

Abbey National plc. Registered Office: Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN. Registered Number: 2294747. Registered in England. 'Abbey' is a registered trademark of Abbey National plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc
Date: 23 April 2004	By	/s/ Shaun Coles
Shaun Coles Abbey Secretariat